Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

March 10, 2026

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub:

Disclosure pursuant to Regulation 30(11) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 – News article with the heading “Delhi High Court allows Dr Reddy's to make Semaglutide for export”

This is in reference to a news article published on March 10, 2026, including the article in Business Standard titled “Delhi High Court allows Dr Reddy's to make Semaglutide for export” (https://www.business-standard.com/india-news/delhi-hc-allows-dr-reddys-to-manufacture-semaglutide-for-export-126030900996_1.html). Similar reports have also appeared in other mainstream media..

In this regard, the Company hereby clarify that the said news pertains to an ongoing interim injunction proceeding between the Company and Novo Nordisk, a Danish drug maker, involving Semaglutide containing products. The Division Bench of Delhi High Court, through its judgment dated March 09, 2026, has upheld the previous Single-Judge Bench’s order that permitted the Company to manufacture Semaglutide in India and export to other countries where Novo Nordisk does not hold a patent registration, refusing to grant an interim injunction on Semaglutide containing products.

We would further like to inform that the matter remains sub-judice and at this stage there is no material event/ information that requires disclosure under Regulation 30 of the SEBI Listing Regulations.

This is for your information and records.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR